UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 4, 2019

We hereby inform as a Relevant Information Communication that today, December 4, 2019, Graña y Montero S.A.A. has been notified that the First National Court of Preparatory Investigations (the "Court") declared founded the application for the incorporation of GyM S.A. ("GyM") -subsidiary of Graña y Montero S.A.A.- among sixteen other companies, as a legal entity in the preparatory investigation known as the Construction Club.

In this regard, we reiterate that through a Relevant Information Communication of May 14, 2019, we informed that the Public Ministry had requested the Court to incorporate GyM, as well as the sixteen companies1.

Thereon, we ratify that the decision of the Court does not imply a final or definitive pronouncement on the guilt of GyM, nor the imposition of a sanction or any secondary consequence.

Finally, we reiterate the commitment of Grupo Graña y Montero to remain available to contribute to the investigations and to continue to focus on the search for truth.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 4, 2019